UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. 5)

58.COM INC.
(Name of Issuer)

Class A ordinary shares, par value US$0.00001 per share
(Title of Class of Securities)

31680Q104**
(CUSIP Number)

Tencent Holdings Limited 29/F., Three Pacific Place, No. 1 Queen’s Road East, Wanchai, Hong Kong Telephone: +852 3148 5100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 31, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
**This CUSIP number applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing two Class A ordinary shares, par value $0.00001 per share. No CUSIP has been assigned to the ordinary shares.

CUSIP No.	31680Q104

1.	Names of Reporting Persons Ohio River Investment Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power None
	8.	Shared Voting Power 60,897,774*
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 60,897,774*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,897,774*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 31.7%*
14.	Type of Reporting Person (See Instructions) CO

* Such amount consists of 37,467,616 Class A ordinary shares and 14,722,000 Class B ordinary shares directly held by Ohio River Investment Limited, and 4,354,079 American Depositary Shares, representing 8,708,158 Class A ordinary shares, directly held by THL E Limited. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i), the percentage in Row 13 is calculated based upon 177,483,426 Class A ordinary shares outstanding as of April 20, 2015 as reported by the Issuer on Form 6-K filed on May 26, 2015, which includes the 37,467,616 Class A ordinary shares directly held by Ohio River Investment Limited and 4,354,079 American Depositary Shares, representing 8,708,158 Class A ordinary shares, directly held by THL E Limited, plus 14,722,000 Class B ordinary shares directly held by Ohio River Investment Limited (assuming conversion of the 14,722,000 Class B ordinary shares into 14,722,000 Class A ordinary shares).  If the percentage ownership of the Reporting Person were to be calculated in relation to all of the Issuer’s outstanding Class A and B ordinary shares, such percentage would be 26.36%.

CUSIP No.	31680Q104

1.	Names of Reporting Persons Tencent Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 60,897,774*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 60,897,774*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,897,774*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 31.7%*
14.	Type of Reporting Person (See Instructions) CO

* Such amount consists of 37,467,616 Class A ordinary shares and 14,722,000 Class B ordinary shares directly held by Ohio River Investment Limited, and 4,354,079 American Depositary Shares, representing 8,708,158 Class A ordinary shares, directly held by THL E Limited. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i), the percentage in Row 13 is calculated based upon 177,483,426 Class A ordinary shares outstanding as of April 20, 2015 as reported by the Issuer on Form 6-K filed on May 26, 2015, which includes the 37,467,616 Class A ordinary shares directly held by Ohio River Investment Limited and 4,354,079 American Depositary Shares, representing 8,708,158 Class A ordinary shares, directly held by THL E Limited, plus 14,722,000 Class B ordinary shares directly held by Ohio River Investment Limited (assuming conversion of the 14,722,000 Class B ordinary shares into 14,722,000 Class A ordinary shares).  If the percentage ownership of the Reporting Person were to be calculated in relation to all of the Issuer’s outstanding Class A and B ordinary shares, such percentage would be 26.36%.

CUSIP No.	31680Q104

1.	Names of Reporting Persons THL E Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 0
	8.	Shared Voting Power 60,897,774*
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 60,897,774*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 60,897,774*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 31.7%*
14.	Type of Reporting Person (See Instructions) CO

* Such amount consists of 37,467,616 Class A ordinary shares and 14,722,000 Class B ordinary shares directly held by Ohio River Investment Limited, and 4,354,079 American Depositary Shares, representing 8,708,158 Class A ordinary shares, directly held by THL E Limited. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share. Pursuant to Rule 13d-3(d)(1)(i), the percentage in Row 13 is calculated based upon 177,483,426 Class A ordinary shares outstanding as of April 20, 2015 as reported by the Issuer on Form 6-K filed on May 26, 2015, which includes the 37,467,616 Class A ordinary shares directly held by Ohio River Investment Limited and 4,354,079 American Depositary Shares, representing 8,708,158 Class A ordinary shares, directly held by THL E Limited, plus 14,722,000 Class B ordinary shares directly held by Ohio River Investment Limited (assuming conversion of the 14,722,000 Class B ordinary shares into 14,722,000 Class A ordinary shares).  If the percentage ownership of the Reporting Person were to be calculated in relation to all of the Issuer’s outstanding Class A and B ordinary shares, such percentage would be 26.36%.

This Amendment No. 5 to Schedule 13D (this “Amendment No. 5”) amends and supplements the Schedule 13D filed on July 10, 2014 (the “Original Schedule 13D”), as amended by Amendment No. 1 thereto dated September 25, 2014 (“Amendment No. 1”), Amendment No. 2 thereto dated October 2, 2014 (“Amendment No. 2”), Amendment No. 3 thereto dated October 8, 2014 (“Amendment No. 3”) and Amendment No. 4 thereto dated April 20, 2015 (“Amendment No. 4, together with this Amendment No. 5, the Original Schedule 13D, Amendment No. 1, Amendment No. 2 and Amendment No. 3, the “Statement”), and is being filed on behalf of Tencent Holdings Limited, a Cayman Islands company (“Tencent”), Ohio River Investment Limited, a British Virgin Islands company and a direct wholly owned subsidiary of Tencent (“Ohio River”), and THL E Limited, a British Virgin Islands company and a direct wholly owned subsidiary of Tencent (“THL”, together with Tencent and Ohio River, the “Reporting Persons”) in respect of the Class A ordinary shares, par value US$0.00001 per share (the “Class A Shares”) of 58.com Inc., a company incorporated under the laws of the Cayman Islands (the “Issuer”).

This Amendment No. 5 is being filed by the Reporting Persons to report a contract entered into with respect to the securities of the Issuer as described in Item 6 below.

Unless otherwise stated herein, the Original Schedule 13D as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No. 4 remains in full force and effect. All capitalized terms used in this Amendment No. 5 but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3 and Amendment No.4.

Item 5. Interest in Securities of the Issuer

Items 5(a) and (b) of the Statement are hereby amended and restated in its entirety as follows:

(a) — (b) As of the date of this Statement, each Reporting Person may be deemed to have beneficial ownership and shared power to vote or direct the vote of 46,175,774 Class A Shares and 14,722,000 Class B Shares.

Based on a total of (i) 177,483,426 Class A Shares outstanding as of April 20, 2015, as reported on the Form 6-K filed by the Issuer on May 26, 2015, which includes (A) 22,083,000 Class A Shares newly issued by the Issuer to Ohio River under the Investment Agreement, (B) 4,354,079 ADSs (representing 8,708,158 Class A Shares) acquired by THL in the September Open Market Purchases, the Block Trade Purchase and the subsequent open market purchases by THL in March 2015 (as described in Item 5(c) below) (the “Third Round Open Market Purchases”) and (C) 15,384,616 Class A Shares issued by the Issuer to Ohio River under the April 2015 Investment Agreement and (ii) 14,722,000 Class B Shares issued by the Issuer to Ohio River under the Investment Agreement (assuming conversion of the 14,722,000 Class B Shares into 14,722,000 Class A Shares), the Reporting Persons beneficially held approximately 31.7% of the total Class A Shares outstanding on April 20, 2015.

Based on a total of 177,483,426 Class A Shares and 53,581,431 Class B Shares outstanding as of April 20, 2015, reported on the Form 6-K filed by the Issuer on May 26, 2015, each of which respectively include (A) the 22,083,000 Class A Shares and 14,722,000 Class B Shares newly issued by the Issuer to Ohio River under the Investment Agreement (assuming conversion of the 14,722,000 Class B Shares into

14,722,000 Class A Shares), (B) the 4,354,079 ADSs (representing 8,708,158 Class A Shares) acquired by THL in the September Open Market Purchases, the Block Trade Purchase and the Third Round Open Market Purchases, and (C) 15,384,616 Class A Shares issued by the Issuer to Ohio River under the April 2015 Investment Agreement, the Reporting Persons beneficially held approximately 26.36% of the total Ordinary Shares outstanding on April 20, 2015.

Based on their holdings of Ordinary Shares, the Reporting Persons control approximately 27.11% of the total voting power of the total Ordinary Shares outstanding as described above as of April 20, 2015.

The percentage of voting power was calculated by dividing the voting power beneficially owned by the Reporting Persons by the voting power of all of the Issuer’s holders of Class A Shares and Class B Shares as a single class as at the date of April 20, 2015. Each holder of Class A Shares is entitled to one vote per share and each holder of Class B Shares is entitled to ten votes per share on all matters submitted to them for a vote.

Except as set forth in this Item 5(a) and (b), to the knowledge of the Reporting Persons, no person identified in Appendix A attached to the Statement beneficially owns any Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Statement is hereby amended and supplemented by inserting the following at the end thereof:

Bridge Loan Agreement

On July 31, 2015, the Issuer and Ohio River entered into a bridge loan agreement whereby Ohio River provided a loan to the Issuer in an aggregate principal amount of US$400 million (“Bridge Loan Agreement”). The bridge loan bears interest at a base rate of five per cent (5%) per annum and has a maturity date of December 20, 2015. If the Issuer fails to repay the loan together with all interest accrued but unpaid thereon by the maturity date, Ohio River shall have the right to deliver a conversion notice to the Issuer requiring the Issuer to convert all or a portion of the amount due and payable under the Bridge Loan Agreement into a corresponding number of Class A Shares of the Issuer. The Bridge Loan Agreement contains other customary provisions for transactions of this nature.

The foregoing description of the Bridge Loan Agreement does not purport to be a complete description of the terms thereof and is qualified in its entirety by reference to the full text of the Bridge Loan Agreement. A copy of the Bridge Loan Agreement is filed as Exhibit 1 hereto and is incorporated herein by reference.

The Issuer has also issued to Ohio River a convertible promissory note dated July 31, 2015 (“Convertible Promissory Note”) to reflect the terms of the Bridge Loan Agreement. A copy of the Convertible Promissory Note is filed as Exhibit 2 hereto and is incorporated herein by reference.

Item 7. Material to be Filed as Exhibits

Exhibit 1: Bridge Loan Agreement dated July 31, 2015 between Ohio River Investment Limited and the Issuer.

Exhibit 2: Convertible Promissory Note dated July 31, 2015 issued to Ohio River Investment Limited by 58.com Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 5, 2015

Ohio River Investment Limited

By:	/s/ James Mitchell
Name: James Mitchell
Title: Authorized Signatory

TENCENT HOLDINGS LIMITED

By:	/s/ James Mitchell
Name: James Mitchell
Title: Chief Strategy Officer

THL E Limited

By:	/s/ James Mitchell
Name: James Mitchell
Title: Authorized Signatory